FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

-----------------------------------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1 2 3	Interim Financials dated June 30, 2006 Management’s Discussion and Analysis June 30, 2006 Form 52-109FT2 CEO and CFO Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006	BUFFALO GOLD LTD. By: Simon Anderson __________________________________ Name: Simon Anderson, Title: Chief Financial Officer

BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

June 30, 2006

NOTICE TO READER

These unaudited consolidated financial statements for the first financial quarter ended June 30, 2006 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of a new accounting policy described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	June 30, 2006	December 31, 2005

Assets

Current
Cash and cash equivalents	$ 3,254,587	$ 3,541,708
Receivables	63,704	30,298
Note receivable (note 4)	-	-
Marketable securities	234,061	-
Prepaid expenses	181,505	1,340

	3,733,857	3,573,346

Equipment (note 5)	36,271	4,462
Exploration properties (note 7)	3,673,982	222,834

	$ 7,444,110	$ 3,800,642

Liabilities And Shareholders' Equity

Current
Accounts payable and accrued liabilities (note 11)	$ 1,023,176	$ 461,395

Amounts due to shareholders	6,272	6,272

	1,029,448	467,667

Shareholders' Equity
Share capital (note 8)	15,684,543	8,746,104
Authorized
Unlimited common shares without par value

Issued
30,579,462 (2005 – 22,417,457) common shares	15,687,438	8,746,104
Share option proceeds received (note 8)	77,105	-
Contributed surplus (note 8)	2,145,000	909,000
Deficit	(11,414,881)	(6,322,129)

	6,462,662	3,332,975

	$ 7,444,110	$ 3,800,642

Going concern (note 2)

On behalf of the board of directors:

“Doug Turnbull”		“James Stewart”
Doug Turnbull	Director	James Stewart	Director

The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

Exploration expenses (note 7)	$1,854,913	$-	$2,669,832	$-

Administrative expenses
Amortization	4,527	-	5,507	-
Consulting fees (note 11)	202,435	8,670	353,476	16,248
Investor relations	90,994	-	237,986	-
Property evaluation and due diligence	10,000	1,475	10,000	2,109
Listing, filing and transfer fees	37,401	7,044	56,706	9,664
Office and miscellaneous	59,789	2,004	80,266	2,268
Professional fees (note 11)	99,411	141	152,045	141
Exploration property write-off	37,001	-	37,001	-
Rent (note 11)	25,735	2,823	35,751	6,135
Stock-based compensation (note 9)	354,000	-	1,215,000	-
Travel and promotion	112,331	29	213,142	29
	1,033,624	22,186	2,396,880	36,594

Loss before other items	(2,888,537)	(22,186)	(5,066,712)	(36,594)

Other Items
Gain or settlement of debts	-	14,494	-	14,494
Writedown of marketable securities	84,938	-	84,938	-
Recovery of property evaluation costs (note 4)	(53,882)	-	(53,882)	-
Foreign exchange	50	(2,100)	50	(2,100)
Interest expense	-	(410)	-	(4,743)
Interest income	-	-	5,066	-

Loss for the period	(2,919,643)	(10,202)	(5,092,752)	(28,943)

Deficit, beginning of period	(8,495,238)	(4,940,699)	(6,322,129)	(4,921,958)

Deficit, end of period	$(11,414,881)	$(4,950,901)	$(11,414,881)	$(4,950,901)

Loss per share, basic and fully diluted	$(0.10)	$(0.00)	$(0.19)	$(0.00)

Weighted average number of shares outstanding
Basic and fully diluted	30,270,024	6,756,726	26,365,433	6,756,726

The accompanying notes are an integral part of these financial statements

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Cash Flows From (Used In) Operating Activities
Loss for the period	$(2,919,643)	$(10,202)	$(5,092,752)	$(28,943)

Items not involving cash
Stock-based compensation	354,000	-	1,215,000	-
Exploration property write-off	37,001	-	37,001	-
Writedown of marketable securities	84,938	-	84,938	-
Interest accrued on notes payable	-	2,510	-	6,843
Gain on settlement of debts	-	(14,494)	-	(14,494)
Amortization	4,527	-	5,507	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	14,097	(4,125)	(24,617)	(3,769)
Increase (decrease) in notes receivable	-	2,500	-	2,500
Decrease (increase) in prepaid expenses	(76,990)	(725)	(136,990)	(725)
Increase in accounts payable and accrued liabilities	553,052	(26,248)	557,613	(24,990)

Net cash provided by (used in) operating activities	(1,949,018)	(50,784)	(3,354,300)	(63,578)

Cash Flows Used In Financing Activities
Private placement	4,376,804	-	4,376,804	-
Stock option exercises	12,603		12,603
Decrease (increase) in deferred issue costs	10,700	(2,500)	-	(2,500)
Share issue costs	(304,218)	-	(304,218)	(2,641)
Share subscriptions received	77,105	-	77,105	-
Repay notes payable	-	-	-	-

Net cash used in financing activities	4,172,994	(2,500)	4,162,294	(5,141)

Cash Flows Used in Investing Activities

Equipment purchases	(28,374)	-	(37,316)	-
Purchase of marketable securities	(318,999)	-	(318,999)	-
Acquisition of subsidiary	(103,528)	-	(103,528)	-
Deferred acquisition costs	-	-	(43,175)	-
Advances to subsidiary before acquisition	-	-	(8,357)	-
Cash acquired on purchase of subsidiaries	-	-	50,844	-
Acquisition of exploration properties	(218,124)	-	(634,584)	-

Net cash used in investing activities	(669,025)	-	(1,095,115)	-

Change in cash and cash equivalents during period	1,544,951	(53,284)	(287,121)	(68,719)

Cash and cash equivalents, beginning of period	1,699,636	139,850	3,541,708	155,285

Cash and cash equivalents, end of period	$3,254,587	$86,566	$3,254,587	$86,566

The accompanying notes are an integral part of these financial statements

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Notes to the Financial Statements

(Expressed in Canadian dollars)

For the Nine Months Ended September 30, 2005

(Unaudited, Prepared by Management)

1.

BASIS OF PRESENTATION

These consolidated financial statements are those of Buffalo Gold Ltd. and its wholly-owned subsidiaries Buffalo PNG Ltd., Gold FX Limited and Gold Finance and Exploration Pty. Limited. Collectively, they are referred to as “the Company”.

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  To date, the Company has not earned any revenues and is considered to be in the exploration stage.  The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies. The Company’s shares are also listed on the Over the Counter market in the United States and the Frankfurt Exchange in Germany.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at June 30, 2006 and for all periods presented, have been included.  Interim results for the three-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These consolidated financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2005. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except as described in note 3.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial information. These financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation. The Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concludes that mineral rights are tangible assets and accordingly capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

2.

GOING CONCERN

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada with the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  However, certain conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $2,758,681 (December 31, 2005 - $3,111,951), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

ADOPTION OF ACCOUNTING POLICIES

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date, the Company has adopted two new accounting policies

Translation of Foreign Currencies

The Company has acquired Australian subsidiaries that maintain their accounts in Australian dollars. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

Marketable Securities

Marketable securities consist of shares in a listed mineral exploration company and are carried at the lower of cost and market value.

4.

NOTE RECEIVABLE

At December 31, 2005, the Company held a promissory note on account of a recovery of property evaluation and due diligence costs in the amount of $47,500 plus accrued interest. The promissory note was in default and accordingly the Company had provided in full for the doubtful collection of this amount. In June 2006, the Company successfully collected both principal and interest totalling $53,882.

5.

EQUIPMENT

	June 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$ 11,872	$ 1,843	$ 10,029	$ 4,462
Computer software	28,374	3,547	24,827	-
Other equipment	1,689	274	1,415	-
	$ 41,935	$ 5,664	$ 36,271	$ 4,462

6.

ACQUISITION OF GOLD FX LIMITED

On March 31, 2006, the Company completed the acquisition of Gold FX Limited (“Gold FX”), a company incorporated under the laws of Australia. Gold FX has a wholly-owned subsidiary Gold Finance and Exploration Pty. Limited. The purchase consideration was 4,000,000 common shares valued at US$0.60 per common share for total consideration of $2,720,000.  The share price used to determine the purchase price for accounting purposes was based on the closing market price of the Company’s shares prior to signing of the letter of intent. In addition, the Company incurred acquisition costs of $103,526 in connection with the purchase of Gold FX.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$ 50,844
Other current assets	8,788
Exploration properties	2,776,419
Liabilities	(4,168)
Due to Buffalo Gold Ltd.	(8,357)
Net assets acquired	$ 2,823,526

The properties owned by Gold FX are described in note 7.

7.

EXPLORATION PROPERTIES

The changes in the cost of the Company’s exploration properties were:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total

Balance, December 31, 2005	$ 185,833	$ -	$ 37,001	$ -	$ 222,834
Acquired for shares	-	2,672,893	-	77,145	2,750,038
Cash option payments	600,000	-	-	21,563	621,563
Legal and other purchase-related costs	10,141	103,526	-	2,881	116,548
Written off in the period	-	-	(37,001)	-	(37,001)

Balance, June 30, 2006	$ 795,974	$ 2,776,419	$ -	$ 101,589	$ 3,673,982

The Company incurred exploration expenses as follows in the six months ended June 30, 2006:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total

Drilling	$ 715,236	$ -	$ -	$ 43,000	$ 758,236
Geological	243,035	21,580	4,868	5,000	274,483
Communications	58,040	-	-		58,040
Helicopter	631,057	-	-	-	631,057
Salaries	151,543	8,820	-	-	160,363
Fuel	182,301	-	-	-	182,301
Land use permits	-	41,034	-		41,034
Accommodation and meals	101,106	-	-	-	101,106
Automotive	61,273	-	-	-	61,273
Legal fees	40,058	-	-	-	40,058
Travel	69,795	-	-	-	69,795
Consulting	135,962	16,600	-	-	152,562
Equipment	-	-	-	-
General	134,285	5,239	-		139,524

	$ 2,523,691	$ 93,273	$ 4,868	$48,000	$ 2,669,832

The Company did not incur any exploration expenses in the six months ended June 30, 2005.

Gold FX

On March 31, 2006, the Company acquired Gold FX, a private Australian company with 13 gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. At the date of these financial statements, the Company has not allocated the purchase price to the individual properties.

Murphy Ridge

In March 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge Project located in the north-east part of Northern Territory, Australia. The Company paid an initial A$50,000 ($43,175) non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period the Company can exercise its option and acquire 100% of the project by issuing 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

Hannah 1

In May 2006, the Company entered into an option agreement to acquire a 100% interest in the Hannah 1 Nickel-Copper-PGE project subject to a 5% net profit royalty. In order to acquire its 100% interest in the Hannah 1 project, the Company must pay A$275,000 and issue 550,000 shares of Buffalo over a period of five years:

	Cash	Common Shares
May 2006 (paid)	A$ 25,000	-
On TSX Venture Exchange approval (issued)	-	50,000
May 2007	50,000	100,000
May 2008	50,000	100,000
May 2009	50,000	100,000
May 2010	50,000	100,000
May 2011	50,000	100,000
Total	A$ 275,000	550,000

The Company had to spend at least A$50,000 on exploration by June 24, 1006, which it did.

In order to fully exercise its option, the Company must, after making above progress payments, make a final payment of A$20,000,000 on or before May 1, 2012. In addition, the property is subject to a 5% net profit interest.

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number of Shares	Share Capital	Share option proceeds received	Contributed Surplus

Balance at December 31, 2004	6,756,726	$ 4,392,709	$ -	$ 54,000
Share for debt settlement	600,688	109,291	-	-
Share for debt settlement with related parties	1,538,910	280,743	-	-
Private placement, July 2005	3,100,000	566,070	-	-
Private placement, September 2005	1,000,000	175,128	-	-
Private placement, December 2005	9,251,858	3,740,722v	-	-
Agent’s fee and corporate finance fee	169,275	68,442	-
Broker warrants	-	-	-	194,000
Share issue costs	-	(587,001)	-	-
Stock option award	-	$ -	-	$ 661,000

Balance at December 31, 2005	22,417,457	$ 8,746,104	-	$ 909,000

Purchase of Gold FX (note 6)	4,000,000	2,720,000	-	-
Stock option award (note 9)	-	-	-	1,215,000
Private placement, April 2006	3,565,000	4,099,750	-	-
Offering costs	45,000	(325,218)	-	33,000
Purchase of Hannah 1 (note 7)	50,000	77,145	-	-
Exercise of share purchase warrants	472,005	265,053	-	-
Exercise of stock options	30,000	24,603	-	(12,000)
Stock option proceeds received	-	-	$ 77,105	-

Balance at June 30, 2006	30,579,462	$ 15,607,438	$ 77,105	$ 2,145,000

The Company has agreed, subject to certain conditions being met, to issue 17,000,000 common shares relating to its options to purchase the Mt. Kare Property and up to 550,000 common shares to purchase the Hannah 1 property.

The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement which provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
4,000,000

9.

STOCK OPTIONS

In 2003, the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	June 30, 2006		June 30, 2005
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price

At beginning of period	1,737,000	$ 0.43	256,000	$ 0.60

Granted	1,328,000	0.98	-	-
Exercised	(30,000)	0.44	-	-
Expired or forfeited	-	-	-	-
At end of period	3,036,000	$ 0.67	256,000	$ 0.60

Stock-based compensation

In the six months ended June 30, 2006, the Company awarded options to purchase 1,500,000 common shares (2005 – nil) and recorded stock-based compensation expense of $1,215,000 (2005 - $nil).  The weighted average fair value of each option granted during 2006 was $0.91 (2005 – $nil). The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted in 2006:

2006
Risk-free interest rate	4.1%
Expected life of options	3.9 years
Annualized volatility	143%
Dividend rate	0%

10.

WARRANTS

At June 30, 2006, the following stock purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

5,038,706	US$0.50	December 7, 2007
3,610,000	US$1.25	April 3, 2008
8,648,706

The change in share purchase warrants outstanding is as follows:

	June 30, 2006		June 30, 2005
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding		Weighted Average Exercise Price

At January 1	5,404,456	US$0.50	-	-	-
Issued	3,610,000	US$1.25
Expired	-		-	-	-
Exercised	(472,005)	US$0.50	-	-	-
At end of period	8,542,451	US$0.81	-	-	-

11.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with consulting and legal firms controlled by directors, and officers:

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

Consulting fees	$ 63,250	$ 7,500	$ 93,250	$ 15,000
Legal fees	30,000	-	55,000	-
Administration fees	141	-	5,594	-
Rent	2,175	2,175	2,175	4,875

During the six months ended June 30, 2006, the Company also made option payments in respect of the Mt. Kare property of (1) $150,000 (2005 - $nil) to Longview Capital Partners Limited, which is controlled by an officer and director of the Company and (2) of $450,000 (2005 - $nil) to Madison Minerals Inc., which has a director in common with the Company. The Company also made expenditures of $2,523,691 (2005 - $ nil) under its option regarding the Mt. Kare property which is owned by Madison Minerals Inc.

Included in accounts payable at June 30, 2006 is $nil (December 31, 2005 - $25,000) due to a law firm controlled by a director and $46,383 (December 31, 2005 - $38,427) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.

RECLASSIFICATION

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2006

The following discussion and analysis, prepared as of August 29, 2006, should be read together with the unaudited consolidated financial statements for the quarter ended June 30, 2006 and related notes, and the audited financial statements for the year ended December 31, 2005 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo Gold Ltd. (“Buffalo” or the “Company”) is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations. The more significant events in the Company’s recent history are:

In October 2005, the Company was granted, subject to regulatory approval which was subsequently granted, an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea.

In March 2006, the Company acquired Gold FX Limited (“Gold FX”), a private Australian company that owns gold and uranium exploration properties in Australia.

In March 2006, the Company was also granted an option to acquire a 100% interest in the Murphy Ridge uranium project in Australia.

In May 2006, the Company was granted an option to acquire a 100% interest in the Hannah 1 nickel-copper property in Western Australia.

In May 2006, Brian McEwen jointed Buffalo as its president and chief operating officer.

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

During and after the quarter ended June 30, 2006, the Company was primarily engaged in developing and implementing drilling programs for the Mt. Kare and Hannah Nickel-Copper Properties. The Company has incorporated a wholly-owned Papua New Guinea company, Buffalo PNG Ltd., to undertake certain operations related to the Mt. Kare property.

Share Issuances

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, issued 45,000 brokers’ warrants on the same terms as the financing warrants and paid other administration and corporate finance fees.

In the quarter ended June 30, 2006, warrant holders exercised warrants to purchase 472,005 common shares at US$0.50 per share. Subsequently, warrant holder exercised warrants to purchase a further 453,000 common shares.  In the quarter ended June 30, 2006, stock option holders exercised stock options to purchase 30,000 common shares. Subsequently stock option holders exercised options to acquire a further 381,000 common shares.

Mt. Kare Property

Acquisition

In October 2005, the Company entered into an agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by Damien Reynolds, who is also a director and the chairman of the board of Buffalo. Jim Stewart, one of Buffalo’s directors is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, Buffalo assumed Longview’s obligations under its agreement with Madison as follows:

●

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of the 90% interest in the Mt. Kare Property.

●

Buffalo can acquire a further 2% interest (51% in the aggregate) by paying, in cash or shares at Buffalo’s election, a further $500,000 on or before February 15, 2007.

●

Buffalo can acquire a further 14% interest (65% in the aggregate) by completing a bankable final feasibility study by July 4, 2008.

In June 2006, Longview and Madison agreed to grant Buffalo an extension the above dates by six months. As consideration, Buffalo paid Madison $150,000.

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both. If

Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, Buffalo will issue Longview 17,000,000 common shares of Buffalo at a deemed price of US$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison. In addition, Buffalo has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid.

By June 30, 2006, the Company had paid all cash amounts required except for one last $100,000 due to Madison on or before October 1, 2006.

This acquisition required the approval of Buffalo’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Drill Results

The Mt. Kare Property is contiguous to Placer Dome’s Porgera Mine property, where current reserves and resources, along with past production, total more than 28 million ounces of gold. The various styles of mineralization identified at both Porgera and Mt. Kare are similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t gold) was estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated mineral resources	14.68	2.36	33.7
Inferred mineral resources	10.85	1.98	22.7

This resources estimate was completed prior to the implementation of National Instrument 43-101 and should be considered an historic estimate only.

In August 2006, the Company announced drill results that confirmed the cohesive, high-grade nature of mineralization in the North-Western Roscoelite Zone, (NWRZ). The Company planes to undertake a further drilling program to test the extension of the NWRZ as part of the planned pre-feasibility study.

Furthermore, re-interpretation of the geophysical data at Mt. Kare suggests that the NWRZ extends directly north towards a known magnetic anomaly and also continues to the north east and extends along the Porgera Transfer Structure towards Red Hill. Induced polarisation anomalies displaying high chargeability are known in both areas. As well, Red Hill has an outcropping intrusive with associated brecciation, alteration and artisanal workings. Consequently, Buffalo is testing both targets as part of the on-going drill program to evaluate the northern extensions of the WRZ.

In addition, there are other targets in the immediate environs of the WRZ which the company plans to further drill. These include:

• Black Zone -- will follow a similar programme as the WRZ.

• Realgar Zone -- effectively the northern extension of the Black Zone

• C9 Zone -- possibly the feeder channel for other known mineralized zones

Summary of Mt. Kare Drill Hole Intersections from August 10 to August 28, 2006
Drill Hole No.*	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-50	94.0	143.0	49.0	10.4	PENDING
Including	101.0	128.5	27.5	17.2	PENDING
Including	101.0	109.0	8.0	29.2	PENDING
MK06-52	5.4	84.5	79.1	3.0	PENDING
MK06-53	93.0	133.0	40.0	15.3	PENDING
Including	97.0	121.0	24.0	24.0	PENDING
MK06-56**	81.0	107.6	26.6	3.7	PENDING
Including	81.0	103.0	22.0	4.3	PENDING

*Holes are not drilled in numerical or sequential order.

**Hole abandoned due to drilling conditions.

True widths from the drill intersections have not yet been estimated as Buffalo's geological team is completing a reinterpretation of the geology and structure of the Western Roscoelite zone. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Planned Work

The mineralization at Porgera and Mt. Kare is associated with a number of magnetic anomalies related to intrusions controlled by major structures. A number of these features can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as exploration targets. These include:

• Lubu Creek -- approximately 7 kilometres from Mt. Kare. The Lubu Creek Magnetic anomaly is coincident with alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold.

• Pinuni Creek -- along the Porgera Transfer Structure, a major north-east structure covered by gold bearing colluvium. There are several magnetic anomalies associated with this structure.

• Orosa Creek -- is a major north-west trending magnetic anomaly with alluvial gold workings.

• Lower Maratane zone -- is likely the southern extension of the SWRZ. A grab sample was collected with 8.9 g/t gold.

Buffalo plans an exploration program in these areas which could include:

• Further refinement of the remotely sensed data

• Detailed stream sediment sampling

• Ridge and spur soil sampling

• Detailed Geophysics

• Pitting and trenching

• Diamond Drilling

New License

Following the encouraging results from the Mt. Kare project this season, the Company is expanding its exploration tenure in the region. The company has applied for a new license area "EL 1427" which will be 100% owned by Buffalo PNG. The license is continuous to the south of the current license being explored and will approximately double the area the company has to explore to approximately 360 square kilometres. The property was selected based on the identification of a cluster of magnetic anomalies lying within the confines of the Porgera Transfer Structure in a similar manner to both Mount Kare and Porgera.

The Company plans to undertake a work program similar to that being performed on the other targets on the existing license.

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

Gold FX

Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. The Gold FX acquisition allows Buffalo to increase exposure to the uranium market with the 13 new uranium and gold prospective tenements held by Gold FX.

Murphy Ridge

Buffalo has been granted an option by a private Australian company, Global Discovery Pty. Limited (“Global”), to acquire a 100% interest in the Murphy Ridge Project located in north-east Northern Territory, Australia. The Murphy Ridge Project is within the same tectonic area and along the strike from Laramide Resources’ Westmoreland Project in Queensland. Westmoreland is reported by Laramide to have a large existing inferred resource of 17.4M tons at 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia. This resource calculation was based on work completed prior to the implementation of National Instrument 43-101, however, and is therefore not currently 43-101 compliant.

The Murphy Ridge Project comprises two strategically placed exploration permits covering approximately 2,300 square km. The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory. Canadian examples of this type of deposit include Cigar Lake and McArthur River.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14% but has a leading position in world mine output with 30% of global supply.

Buffalo has signed a binding letter of intent on the Murphy Ridge Project and has paid Global the initial A$50,000 non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period, Buffalo can exercise its option and acquire 100% of the project by issuing Global 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Global is a private company with exploration interests in the Northern Territory, Australia. Dr. Andy Wilde and Mr. Mike Raetz are the principals of Global and will work with Buffalo to acquire further uranium project opportunities.

Hannah 1

The Hannah 1 Nickel-Copper-PGE Project, which was previously explored by BHP Minerals, is located 400 kilometres south east of Kalgoorlie and includes a large gravity and magnetic anomaly interpreted to be part of a large magmatic complex and considered a target for Voisey's Bay, Norilsk and Jinchuan-style nickel sulphide deposits..

Only one shallow hole has been drilled historically at Hannah 1, by BHP in 1999 as part of a regional search for Jinchuan-style mineralisation. The hole did not reach the targeted depth. The dimension of the strongly magnetic component of the complex is approximately 6 by 5 kilometres, making this a compelling target.

Three additional exploration licence applications, with an area more than 600 square kilometres, cover at least five high amplitude magnetic anomalies along a major structure considered excellent for hosting magmatic sulphide deposits. Many of the world's great Nickel mines occur within "camps", containing several deposits (e.g. Thompson Nickel Belt, Kambalda, Bushveld, Norilsk-Talnak and Jinchuan).

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted

September 30, 2004	-	$ (19,817)	$ (0.00)
December 31, 2004	-	(45,735)	(0.01)
March 31, 2005	-	(18,741)	(0.00)
June 30, 2005	-	(10,202)	(0.00)
September 30, 2005	-	(119,907)	(0.01)
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)
June 30, 2006	-	(2,919,643)	(0.10)

The Company’s loss increased in the fourth quarter of 2004, primarily as a result of the accrual of year-end professional fees. The quarterly loss decreased in the first quarter of 2005 without the year-end accruals. In the second quarter of 2005, the Company’s loss again decreased, for while expenses increased due to due diligence costs associated with the purchase of the Red Property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property. In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred significant stock-based compensation expense. In the first and second quarter of 2006, exploration expenditures on Mt. Kare and related administrative support and stock option awards resulted in a further increase in the Company’s loss.

We expect that expenses will further increase in future quarters as the Company undertakes further exploration activity and incorporates Gold FX, Murphy Ridge and Hannah 1 into its operations. The exploration budget for the Mt. Kare Property is approximately $4,500,000 over the next 12 months, although this budget may change materially. The preliminary exploration budget for the Gold FX properties is $600,000 over the next six months but the Company has not yet developed a budget for the Murphy Ridge or Hannah 1 properties.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

In the quarter ended June 30, 2006, the Company spent $1,710,000 on exploration activities. Of this amount, $1,564,000 was incurred developing the Mt. Kare property. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook an extensive drilling program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on the Hannah 1 property, which required expenditures of A$48,000 by June 24, 2006 (which obligation was met)  Exploration expenses for the six months ended June 30, 2006 were $2,670,000 with most of this being spent on the Mt. Kare property. There were no exploration expenses in the comparative periods in 2005.

In the quarter ended June 30, 2006, the Company incurred administrative expenses of $1,034,000 compared to $21,000 in the three months ended June 30, 2005. In the quarter ended June 30, 2005, the Company’s activity was limited to fulfilling its public company obligations and investigating properties with three part-time personnel. By June 30, 2006, the Company had 10 personnel of whom five were engaged full-time on the Company’s activities.

The most significant increases in operating expenses were personnel related: consulting fees increased from $9,000 in the second quarter of 2005 to $202,000 in the second quarter of 2006. Investor relations increased from $nil to $91,000 as the Company communicated corporate developments to the investment community. The other significant change was in travel; travel expense in the second quarter of 2006 was $112,000 while there was no travel expense in the comparative period. The increase reflected corporate development activities and management visits to the Company’s properties. The Company incurred $354,000 in stock-based compensation expense associated with the award of stock options to directors and contractors. The Company did not incur any stock-based compensation expense in the comparative period. Administrative expenses for the six months ended June 30, 2006 increased to $2,397,000 from $37,000 in the prior year. The increase in expenses for the six month period was a function of the increased activity, as discussed above for the quarter.

The Company expects that expenses will be the same or higher in the third quarter of 2006  as the Company undertakes further exploration activity at Mt. Kare and continues to incorporate Gold FX and Murphy Ridge into its operations.

During the current period, the Company did not have any interest-bearing debt. During the first quarter of 2006, the Company earned $5,000 from funds held in term deposits but did not earn any interest in the second quarter.

During the second quarter, the Company acquired shares of Solomon Gold PLC. The shares of Solomon Gold are publicly traded on the London Stock Exchange. Between the date of purchase and June 30, 2006, the value of the Company’s investment decreased by $85,000 and this amount has been recognized as an expense in the current period.

In 2003, the Company undertook exploration activities in China which were not successful. Subsequently the Company obtained promissory notes in respect of reimbursement of due diligence costs. In 2005, the Company fully provided for doubtful collection of the final promissory note as it was past due. In the current period, the Company recovered $54,000 on account of the promissory note (principal balance of $47,500) and accrued interest.

The net loss for the quarter ended June 30, 2006 was $2,920,000 or $0.10 per share as compared with a net loss for the quarter ended June 30, 2005 of $10,000 or $0.00 per share. The net loss for the six months ended June 30, 2006 was $5,093,000 or $0.19 per share.

At June 30, 2006, the Company had total assets of $7,444,000 as compared to $3,801,000 at December 31, 2005. The change in total assets is due primarily to net proceeds from share issuances of $4,152,000 offset by cash expenditures of on operating and investing activities The Company also issued shares for the purchase of Gold FX and Hannah 1 with a deemed value of $2,776,000.

On a net basis, operating activities in the quarter ended June 30, 2006 consumed cash of $1,949,000 compared to $51,000 for the comparative period in 2005. The loss for the period ($2,919,000), accounted for most of the cash used, although $354,000 of the loss related to stock-based compensation, $37,000 to the write down of the Red Property and $85,000 to the writedown of the Company’s investment in marketable securities, none of which consumed cash. Furthermore, the Company’s accounts payable increased by $553,000 in the three-month period, largely due to accruals associated with drilling costs on the Mt. Kare property. The Company’s operations consumed cash of $3,354,000 in the six months ended June 30, 2006

In the three months ended June 30, 2006, the Company used $304,000 of cash in financing activities, being legal fees and commissions for the April 2006 private placement In the comparative period, the Company used $nil of cash in financing activities. The Company also received $77,000 on account of stock option exercises, but the related shares were not issued until after June 30.

Buffalo used $669,000 in investing activities in the three months ended June 30, 2006, but nothing in the comparable period in 2005. Most of the cash used in investing activities related to purchase of marketable securities ($319,000) and for acquisition of exploration properties ($218,000), largely associated with option payments for Mt. Kare. Full particulars are provided in the notes to the financial statements.  The Company used $1,095,000 in investing activities for the six months ended June 30, 2006. Again, most of this related to the purchase of marketable securities and the purchase of exploration properties.

In aggregate, the Company’s cash position increased by $1,545,000 in the second quarter of 2006 and the Company had a cash balance of $3,255,000 at June 30, 2006, as compared to cash used of $53,000 in the second quarter of 2005 and a cash balance of $87,000 at June 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended June 30, 2006, the Company incurred expenses with parties not at arm’s length with the Company consisting of $45,000 to Damien Reynolds, a director and officer; $11,150 to Brian McEwen Consulting Inc., owned by Brian McEwen the Company’s president and COO; $12,000 to Lakehead Geological Services Inc., owned by a Douglas Turnbull, a director of the Company; $30,000 to James G. Stewart Law Corporation, owned by James G. Stewart, a director; and $7,500 to MCSI Consulting Services Inc., in which Simon Anderson, an officer of the Company holds a 50% interest; $39,000 to Greg Moseley, the Company’s VP exploration; $18,000 to Steve Flechner, the Company’s general counsel; and $33,000 to Mark Dugmore, the Company’s VP of corporate development. The Company also accrued or paid $141 in administrative services to Tournigan Gold Corporation and charged $1,185 in administrative services to Longview Strategies Incorporated; Damien Reynolds is a director and officer of both those companies.

In July 2006, the Company retained Longview Strategies Incorporated to provide investor relations services for $12,500 per month plus options to purchase 200,000 shares at an exercise price of $0.82 for a period of five years.  Longview Strategies Incorporated is controlled by Damien Reynolds.

Buffalo currently provides monthly compensation to directors and officers as follows: $15,000 to Damien Reynolds, $4,000 to Lakehead Geological Services Inc. for Doug Turnbull’s services, $7,500 to Brian McEwen Consulting Inc. for Brian McEwen’s services, $10,000 to James G. Stewart Law Corporation for Jim Stewart’s services, $13,000 to Greg Moseley, $6,000 to Stephen Flechner, $33,000 to Mareko Pty. Ltd. for Mark Dugmore’s services and $2,500 to MCSI Consulting Services Inc. for Simon Anderson’s services and related administration. Certain of these parties have agreed to defer payment of part of their accounts. Buffalo does not have any contractual commitments associated with such management services.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital.

In June 2006, the Company collected $54,000 that was due in respect of a note receivable.

In the quarter ended June 30, 2006, warrantholders exercised warrants to purchase 365,750 common shares at US$0.50 to generate proceeds of $205,000.

At June 30, 2006, the Company’s working capital position was $2,759,000, down from $3,112,000 at December 31, 2005 due primarily to expenditures on operations.

After June 30, 2006, warrantholders exercised warrants to purchase 472,000 common shares at US$0.50 per share and optionholders exercised options to purchase 381,000 common shares at between US$0.35 and US$0.45 per share.

The Company will require additional financing during the next 12 months to continue its operations and exploration.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICY

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date the Company has acquired Gold FX and its wholly-owned subsidiary which maintain their accounts in Australian dollars. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company’s expenses are denominated in Papua New Guinea Kina and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea and Australian operating budgets. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk. After June 30, 2006, the Company began investing funds in high-grade commercial bonds and believes that the resulting credit risk is not material. The Company may be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 31,413,462 common shares. The Company has 2,862,000 stock options with exercise prices ranging from US$0.35 to US$1.05 and 8,089,451 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$1.25. Buffalo has also committed to issue up to 17,000,000 common shares to Longview in connection with the purchase of the Mt. Kare Property, as described above. Accordingly, the maximum number of common shares that are issuable is 59,364,913.

Form 52-109F2 Certification of Interim Filings

I, Damien Reynolds, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   August 29, 2006

“Damien Reynolds”

__________________

Damien Reynolds

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Simon Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29, 2006

“Simon Anderson”

__________________

Simon Anderson

Chief Financial Officer